EXHIBIT 2

Interim Management’s Discussion and Analysis for the first fiscal quarter ended March 31, 2004

Management’s Discussion and Analysis
April 28, 2004

This Management’s Discussion and Analysis (MD&A) contains forward-looking statements. These statements are based on certain estimates and assumptions and involve risks and uncertainties. Actual results may differ materially. See page 10 for additional information.

This MD&A should be read in conjunction with Suncor’s March 31, 2004 unaudited interim consolidated financial statements and notes. Readers should also refer to Suncor’s 2003 Annual Information Form and Management’s Discussion and Analysis on pages 16 to 51 of Suncor’s 2003 Annual Report. All financial information is reported in Canadian dollars and in accordance with Canadian generally accepted accounting principles (GAAP) unless noted otherwise. The financial measures cash flow from operations, return on capital employed (ROCE) and cash operating costs referred to in this MD&A, are not prescribed by GAAP and are outlined and reconciled in Non-GAAP Financial Measures on page 9.

Certain amounts in prior years have been reclassified to enable comparison with the current year’s presentation.

Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 mcf:1 barrel is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

References to “Suncor” or “the company” mean Suncor Energy Inc., its subsidiaries and joint venture investments, unless the context otherwise requires.

The tables and charts in this document form an integral part of this MD&A.

Additional information about Suncor filed with Canadian securities commissions and the United States Securities and Exchange Commission (SEC), including periodic quarterly and annual reports and the Annual Information Form (AIF/40-F) is available on-line at www.sedar.com and www.sec.gov.

INDUSTRY INDICATORS

	3 months ended March 31
(average for the period)	2004	2003

West Texas Intermediate (WTI) crude oil US$/barrel @ Cushing	35.15	33.85
Canadian 0.3% par crude oil Cdn$/barrel at Edmonton	46.00	51.40
Light/heavy crude oil differential US$/barrel – WTI @ Cushing/Bow River @ Hardisty	9.05	7.60
Natural gas US$/thousand cubic feet at Henry Hub	5.70	6.60
Natural gas (Alberta spot) Cdn$/mcf @ AECO	6.25	7.90
New York Harbour 3-2-1 crack (1) US$/barrel	6.95	6.35
Exchange rate: Cdn$:US$	0.76	0.66

(1) New York Harbour 3-2-1 crack is an industry indicator measuring the margin on a barrel of oil for gasoline and distillate. It is calculated by taking two times the New York Harbour gasoline margin plus one times the New York Harbour distillate margin and dividing by three.

SELECTED FINANCIAL INFORMATION

Outstanding Share Data (as at March 31, 2004)

Common shares	452 676 842
Common share options	21 523 557
Common share options - exercisable	8 317 847

	Quarter ended March 31
Quarterly Financial Data ($ millions except per share data)	2004	2003

Revenues	1 795	1 700
Net earnings	227	366
Net earnings attributable to common shareholders per share
Basic	0.48	0.84
Diluted	0.46	0.77

ANALYSIS OF CONSOLIDATED STATEMENTS OF EARNINGS AND CASH FLOWS

Net earnings for the first quarter of 2004 were $227 million, compared to $366 million for the first quarter of 2003. The decrease in net earnings was primarily due to:

•             a 15% increase in the Canadian dollar, which reduced the realized sales price for Suncor’s crude oil and natural gas. Because crude oil is sold based on U.S. dollar benchmark prices, the stronger Canadian dollar reduces the realized value of Suncor’s products. The realization on the crude oil sales basket was also impacted by a lower percentage of high-value products in Suncor’s sales mix and a wider sweet crude differential. These negative impacts more than offset higher benchmark crude oil prices and higher sales volumes.

•             an increase in the accrual for estimated oil sands royalties payable to the Alberta government. In the first quarter of 2004, the accrual was $62 million, compared to $10 million in the first quarter of 2003. This resulted in an increase in quarter over quarter after-tax Crown royalties of $34 million.

•             start-up costs of $14 million (after-tax) associated with the January 1, 2004 commencement of Firebag in-situ operations.

•             recognition of a non-cash after-tax foreign exchange loss of $15 million on U.S. dollar denominated debt in 2004, compared to a $44 million after-tax foreign exchange gain in 2003.

These negative impacts were partly offset by:

•          A $53 million reduction in non-cash income tax expense on the revaluation of opening future income tax liabilities due to a 1% reduction in the Alberta corporate income tax rate, substantively enacted during the first quarter of 2004.

Cash flow from operations in the first quarter was $422 million, compared to $613 million in the same period of 2003. The decrease was primarily due to the same factors that reduced earnings (excluding the impact of non-cash income tax adjustments), as well as a reclassification of non-cash pension liabilities of $37 million.

NET EARNINGS COMPONENTS

This table explains some of the factors impacting Suncor’s net earnings on an after-tax basis. For comparability purposes readers should rely on the reported net earnings that are presented in the company’s unaudited interim consolidated financial statements and notes in accordance with Canadian GAAP.

	3 months ended March 31
($ millions, after-tax)	2004	2003

Net earnings before the following items	243	328
Firebag in-situ start-up costs	(14)	—
Oil Sands Crown royalties	(40)	(6)
Impact of income tax rate reductions on opening future income tax liabilities	53	—
Foreign exchange (losses) gains on U.S. dollar denominated long-term debt	(15)	44
Net earnings as reported	227	366
Net earnings attributable to common shareholders as reported	215	373

ANALYSIS OF SEGMENTED EARNINGS AND CASH FLOW

Oil Sands

Oil Sands recorded 2004 first quarter net earnings of $238 million, compared with $305 million in the first quarter of 2003. The decrease in net earnings was primarily due to a lower realization on Oil Sands crude oil sales basket and higher royalty expenses. The stronger Canadian dollar compared to the U.S. dollar, combined with a lower percentage of high-value products in Suncor’s sales mix and a wider sweet crude differential, more than offset higher benchmark crude oil prices and slightly higher sales volumes.

Net earnings were also reduced due to higher Firebag in-situ start-up costs, higher contract mining costs and higher upgrading and extraction maintenance costs. These negative impacts were partly offset by lower natural gas prices and consumption, and a $54 million decrease in non-cash income tax expense due to a reduction in the Alberta corporate income tax rate.

Cash flow from operations for the quarter was $365 million, compared to $541 million in the first quarter of 2003. The decrease was primarily due to the same factors that decreased net earnings (excluding the impact of the reduction in non-cash income tax expense), as well as a non-cash reclassification of pension liabilities of $16 million.

Production during the first quarter of 2004 averaged 219,800 barrels of crude oil per day (bpd), including 5,900 bpd from the company’s Firebag in-situ expansion, compared to 211,100 bpd in the same period last year. First quarter production was lower than the annual target of 225,000 to 230,000 bpd, excluding Firebag, primarily due to the challenges of cold weather operations.

Sales during the first quarter averaged 214,000 bpd, compared with 211,200 bpd during the first quarter of 2003. Sales were lower than production as the company replenished its crude oil inventory throughout the pipeline distribution system.

Oil Sands cash operating costs averaged $12.15 per barrel (excluding Firebag costs) for the first quarter of 2004, compared to an average of $10.85 per barrel in the fourth quarter of 2003, reflecting lower production volumes, and higher natural gas and third party bitumen costs. Including Firebag start-up costs, cash operating costs were $13.35 per barrel during the first quarter of 2004. Cash operating costs averaged $12.40 per barrel in the first quarter of 2003. For further details on cash operating costs as a non-GAAP measure, see page 9.

As part of its long-term preventative maintenance program, Oil Sands is planning to conduct a maintenance shutdown of its Upgrader #2 in 2005. The company anticipates the shutdown will last approximately 28 days.

Crown royalties in effect for Oil Sands operations require payments to the Government of Alberta, based on gross revenues less related transportation costs (R) less allowable costs (C), including the deduction of capital expenditures (the 25% R-C royalty), subject to a minimum payment of 1% of R. In April, the Alberta government confirmed it would modify Suncor’s royalty treatment, as it does not recognize the company’s in-situ facility as an oil sands expansion project.

Accordingly, Suncor has provided for estimated additional Crown royalty obligations in 2004. Absolute royalties that may be payable in 2004 or any subsequent year, would be highly sensitive to, among other factors, changes in crude oil pricing, foreign exchange rates, total capital and operating costs and changes in the allocation of capital expenditures between mining and in-situ operations. In addition, 2004 is a transition year as the remaining amount of prior years’ allowable costs carried forward of approximately $600 million would be claimed. Suncor’s first quarter pretax Crown royalty estimate of $62 million ($40 million after-tax) was based on calendar 2004 forward crude oil pricing at March 31, 2004 of approximately US$32.50 WTI per barrel, current forecasts of capital and operating costs for the remainder of 2004, and a Canadian/US foreign exchange rate of $0.75. Using these assumptions, Suncor estimates that 2004 annualized pretax royalties may be approximately $230 million ($150 million after-tax).

Using the same assumptions, Suncor estimates that for every US$1 per barrel change in WTI, Suncor’s 2004 annualized royalty obligation would increase (decrease) by approximately $25 million. Further, under these assumptions, the 25% R-C royalty would continue to apply to existing oil sands operations, other than Firebag, in future years. The company continues to discuss the terms of Suncor’s option to transition to the generic bitumen-based royalty regime in 2009. After 2009 the royalty would be based on bitumen value if Suncor exercised its option to transition to the Province of Alberta’s generic regime for oil sands royalties.

This sensitivity analysis incorporates operating and capital cost assumptions included in the company’s current budget and long-range plan, and is not an estimate, forecast or prediction of actual future events or circumstances.

The royalty provisions do not impact Suncor’s expectations for cash income taxes. For example, at US$32 per barrel WTI, based on prior years’ investment levels, planned future investment plans and the other assumptions stated above, Suncor would not expect its oil sands operations to be fully cash taxable until the next decade. However, in any particular year, the company’s upstream oil sands and natural gas operations may be subject to some cash income tax due to natural gas price volatility or the timing of recognition of capital expenditures for tax purposes.

Natural Gas

Natural Gas recorded 2004 first quarter net earnings of $22 million, compared with $27 million during the first quarter of 2003. The decrease was primarily due to lower commodity prices, higher exploration expenses, and higher depreciation, depletion and amortization expenses.  Realized natural gas prices in the first quarter of 2004 were $6.54 per thousand cubic feet (mcf), compared to $7.54 per mcf in the first quarter of 2003, reflecting reductions in U.S. benchmark pricing and a stronger Canadian dollar.

Offsetting these factors were the positive impacts of higher production volumes, lower royalty expenses and a $3 million reduction in non-cash income tax expense due to reductions in Alberta corporate income taxes.

Cash flow from operations for the first quarter of 2004 was $83 million, compared to $88 million in the first quarter of 2003. The decrease was primarily due to the same factors that decreased earnings (excluding the impact of the reduction in non-cash income tax and increases in depreciation, depletion and amortization).

Suncor’s strategy calls for natural gas production to exceed internal consumption, retaining the company’s position as a net seller into the North American market. Natural gas production in the first quarter of 2004 increased to 197 million cubic feet (mmcf) per day, compared to 184 mmcf per day in the first quarter of 2003. The 2004 production outlook targets an average of 190 to 195 mmcf per day for the year, exceeding Suncor’s projected 2004 purchases of about 120 mmcf per day.

Energy Marketing & Refining – Canada

Energy Marketing and Refining – Canada’s (EM&R) 2004 first quarter net earnings were $30 million, compared to $21 million in the first quarter of 2003. The increase was primarily due to stronger refining margins, lower cash expenses, mark-to-market gains on inventory related derivatives and higher energy marketing and trading earnings. This was partially offset by weaker retail margins due to higher crude prices and market competition.

Cash flow from operations for the first quarter increased to $56 million, compared to $49 million in the first quarter of 2003. The increase was primarily due to the same factors that increased earnings, offset by a non-cash reclassification of pension liabilities of $7 million.

Rack Forward, the retail and commercial customer division of EM&R, recorded a first quarter 2004 net loss of $1 million, compared to net earnings of $5 million in the first quarter of 2003. Retail margins averaged 5.0 cents per litre (cpl) in the first quarter of 2004, compared to 7.0 cpl in the first quarter of 2003, due to higher crude prices and retail price competition. Sales volumes were flat quarter over quarter.

Rack Back, the refining and large industrial customer division of EM&R, recorded net earnings of $29 million in the first quarter, compared to $17 million in the first quarter of 2003. The higher net earnings were due to stronger refining margins, lower cash expenses due to reduced salaries and benefits, lower refinery energy costs, higher mark-to-market gains on inventory related derivatives, as well as lower production costs.

Energy marketing and trading activities resulted in net earnings of $2 million in the first quarter of 2004, compared to a net loss of $1 million in the same period of 2003.

Refining margins averaged 7.8 cpl in the first quarter of 2004, compared to 7.5 cpl in the first quarter of 2003. Crude utilization at the Sarnia refinery averaged 108%, compared to 103% in the first quarter of 2003. On April 7, subsequent to the quarter, a planned maintenance shutdown, scheduled for completion on May 7, began on a portion of the Sarnia refinery. During the maintenance period, higher product purchases will be required to meet customer commitments.

Refining & Marketing – U.S.A.

Refining & Marketing – U.S.A. (R&M) recorded a net loss of $3 million in the first quarter of 2004, primarily as a result of seasonally low first quarter refining and retail margins, as well as lower than anticipated refinery production and sales. Cash flow used in operations for the first quarter was $6 million, reflecting the same factors that impacted net earnings. There are no comparative earnings or cash flow data for the first quarter of 2004 as the operations that comprise R&M were acquired in the third quarter of 2003.

Refining margins in the first quarter averaged 5.0 cpl, compared to 4.6 cpl in the fourth quarter of 2003. Crude utilization at the Denver refinery averaged 85%, reflecting an expected seasonal drop in demand, as well as operating difficulties with several refining units that restricted the refinery’s ability to produce certain types of light oils. On April 19, a planned maintenance shutdown was completed on certain refinery units. During the maintenance period that started April 1, higher product purchases were required to meet customer commitments.

Retail margins averaged 5.0 cpl in the first quarter of 2004, compared to 4.8 cpl in the fourth quarter of 2003. Retail sales volumes in the first quarter were slightly lower than the fourth quarter of 2004 due primarily to seasonal demand.

Corporate

Corporate office recorded a net loss in the first quarter of 2004 of $60 million, compared to net income of $13 million during the first quarter of 2003. Results in 2004 included a $15 million after-tax foreign exchange loss on the company’s U.S. dollar denominated long-term debt, compared to a $44 million after-tax gain in the first quarter of 2003. Corporate office expenses were also higher in 2004 due to costs related to the company’s Enterprise Resource Planning system implementation, as well as due to higher interest costs, higher stock compensation expense, and a $4 million increase in non-cash income tax expense related to revaluation of opening future income tax liabilities.

Cash flow used in operations in the quarter was $76 million, compared to $65 million in the first quarter of 2003. The increase was primarily due to the same factors that impacted earnings, as well as a non-cash reclassification of pension liabilities of $7 million.

Analysis of Financial Condition and Liquidity

Excluding cash and cash equivalents, short-term borrowings and future income taxes, Suncor had an operating working capital deficiency of $106 million at the end of the first quarter, compared to a deficiency of $152 million at the end of 2003. The decrease primarily reflects higher trade receivables and inventory due to higher commodity prices and higher inventory levels. This decrease was partially offset by higher accounts payable due to higher commodity prices and higher Oil Sands Crown royalty accruals.

Suncor’s net debt increased to approximately $2.6 billion at March 31, 2004 from the 2003 year-end net debt of $2.1 billion. Cash on hand was used in part for the $493 million redemption of the company’s preferred securities in March.

Suncor’s undrawn and uncommitted lines of credit at March 31, 2004 were approximately $1.3 billion.

Suncor believes it has the capital resources to fund the balance of its 2004 capital-spending program and to meet current working capital requirements. The 2004 capital spending forecast has not changed significantly from that reported in the company’s 2003 annual MD&A.

On April 26, the company gave notice of its intention to exercise an option to repurchase approximately 2.1 million barrels of crude oil originally sold to a Special Purpose Entity in 1999. Accordingly, during the second quarter, the company’s purchases of crude oil and products in Oil Sands and EM&R will increase by approximately $85 million, based on estimates of prevailing crude oil prices at that time.

To offset the working capital requirements for this crude oil purchase, the company had previously entered into an economic hedge under which it will receive approximately $40 million on settlement of related derivative financial instruments. As the company has been including increases in the fair value of the economic hedge in earnings over the life of the hedge, the company anticipates that second quarter net earnings would be reduced by a corresponding non-cash after-tax expense of $15 to $20 million, which will be reflected in reduced Oil Sands margins. Net debt will also increase by approximately $50 million related to this transaction.

Derivative Financial Instruments

The company currently has a hedging program that fixes a price or range of prices for crude oil and natural gas for specified periods of time for a percentage of Suncor’s total production. For accounting purposes, amounts received or paid on settlement of hedge contracts are recorded as part of the related hedged sales or purchase transactions in the consolidated statements of earnings. In the first quarter of 2004, crude oil hedging decreased Suncor’s earnings by $65 million after-tax (2003 – $59 million decrease after-tax).

The fair value of derivative hedging instruments is the estimated amount, based on internal valuation models and/or brokers’ quotes the company would receive (pay) to terminate the contracts. Such amounts, which also represent the unrecognized and unrecorded gain (loss), on the contracts, were as follows at March 31:

($ millions)	2004	2003

Revenue hedge swaps and options	(416)	(148)
Margin hedge swaps	4	1
Interest rate and cross-currency interest rate swaps	42	6
	(370)	(141)

The hedging program is subject to periodic management review of the continued need for hedging in light of Suncor’s tolerance for exposure to market volatility, as well as its need for stable cash flow to finance future growth. As a result of this review, Suncor’s Board of Directors has agreed to curtail the company’s existing strategic crude oil hedging program. The strength of the company’s financial position, combined with stable operating costs and a growing production base, reduces the company’s risk to crude oil price volatility. Suncor intends to settle all outstanding strategic crude oil hedges at March 31, 2004 in the normal course as the related financial derivatives mature. Barring exceptional circumstances, the company does not currently plan to enter into any new strategic crude oil hedges.

Energy Marketing and Trading Activities

For the quarter ended March 31, 2004 a net pretax gain of $3 million (2003 – $2 million pretax loss) from the settlement and revaluation of energy trading contracts was reported as energy trading and marketing activities in the consolidated statement of earnings. The fair value of unsettled energy trading assets and liabilities at March 31, 2004 and December 31, 2003 are as follows:

($ millions)	2004	2003

Energy trading assets	12	5
Energy trading liabilities	9	5

Control Environment

Based on their evaluation as of the end of the three month period ended March 31, 2004, Suncor’s Chief Executive Officer and Chief Financial Officer concluded that Suncor’s disclosure controls and procedures (as defined in Rules 13(a) – 15(e) and 15(d) – 15(e) under the United States Securities Exchange Act of 1934) are effective to ensure that information required to be disclosed by Suncor in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

As at March 31, 2004, there were no changes in Suncor’s internal controls over financial reporting that occurred during the three month period ended March 31, 2004 that have materially affected, or are reasonably likely to materially affect its internal controls over financial reporting. Suncor will continue to periodically evaluate its disclosure controls and procedures and internal controls over financial reporting and will make any modifications from time to time as deemed necessary. Suncor is also continuing its previously disclosed review of internal controls, including a comprehensive review of its existing internal controls over financial reporting.

In the R&M business unit, Suncor continues to identify the need to implement a more robust control environment to support this business unit’s financial reporting and disclosure processes. At March 31, 2004, certain of the compensating controls and processes that were initially put in place at the time of the acquisition have been enhanced. Further development of, and enhancements to, control processes and computerized systems are expected to be completed during 2004.

Recently Issued Canadian Accounting Standards

Effective January 1, 2004, the company adopted, as required, the new Canadian standard for “Asset Retirement Obligations” (ARO). This standard requires recognition of a liability for the future retirement obligations associated with the company’s property, plant and equipment.

Adoption of this standard increased property, plant and equipment by $211 million, increased future tax assets by $110 million, increased accrued liabilities by $318 million, increased future tax liabilities by $73 million, and decreased retained earnings by $70 million. The company was required by the standard to restate retroactively the financial statements of prior years.

Non-GAAP Financial Measures

Certain financial measures referred to in this MD&A are not prescribed by GAAP. These non-GAAP financial measures do not have any standardized meaning and therefore are unlikely to be comparable to similar measures presented by other companies. Suncor includes return on capital employed (ROCE), cash flow from operations data, and Oil Sands cash and total operating costs per barrel data, because investors may use this information to analyze operating performance, leverage and liquidity. The additional information should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Suncor provides a detailed numerical reconciliation of ROCE on an annual basis in the company’s annual MD&A, which is to be read in conjunction with the company’s annual consolidated financial statements. For a summarized narrative reconciliation of ROCE calculated on a March 31, 2004 interim basis, please refer to page 22 of the Quarterly Operating Summary included in the company’s Quarterly Shareholders’ Report.

Cash flow from operations is expressed before changes in non-cash working capital. A reconciliation of net earnings to cash flow from operations is provided in the Schedules of Segmented Data, which are an integral part of Suncor’s March 31, 2004 unaudited interim consolidated financial statements.

A reconciliation of cash flow from operations on a per common share basis is presented in the following table:

For the three months ended March 31			2004	2003

Cash flow from operations ($ millions)	A		422	613
Dividends paid on preferred securities ($ millions pretax)	B		9	12
Weighted average number of common shares outstanding (millions of shares)	C		452.1	449.2
Cash flow from operations (per share)	(A / C	)	0.93	1.37
Dividends paid on preferred securities (pretax, per share)	(B / C	)	0.02	0.03
Cash flow from operations after deducting dividends paid on preferred securities (per share)	[(A-B) / C	]	0.91	1.34

The following table outlines the reconciliation of Oil Sands cash and total operating costs to expenses included in the schedules of segmented data in the company’s unaudited interim consolidated financial statements:

		3 months ended
		March 31 2004		December 31 2003		March 31 2003
		$ millions	$ /barrel	$ millions	$ /barrel	$ millions	$ /barrel

Operating, selling and general expenses		214		245		225
Less: natural gas costs and inventory changes		(33)		(56)		(61)
Accretion of asset retirement obligations		5		5		5
Taxes other than income taxes		7		6		6
Cash costs		193	9.65	200	9.25	175	9.20
Natural gas		42	2.10	35	1.60	58	3.10
Imported bitumen (net of other reported product purchases)		8	0.40	—	—	2	0.10
Cash operating costs – mining	A	243	12.15	235	10.85	235	12.40
Start-up costs		22		2		2
Add: in-situ inventory changes		2		—		—
Less: pre-start-up commissioning costs		—		(2)		(2)
In-situ (Firebag) start-up costs	B	24	1.20	—	—	—	—
Total cash operating costs	A+B	267	13.35	235	10.85	235	12.40
Depreciation, depletion and amortization		124	6.20	117	5.40	120	6.30
Total operating costs		391	19.55	352	16.25	355	18.70
Production (thousands of barrels per day)		219.8		235.2		211.1

Legal Notice – Forward-looking Information

This Management’s Discussion and Analysis contains certain forward-looking statements that are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its experience and its perception of historical trends.

All statements that address expectations or projections about the future, including statements about Suncor’s strategy for growth, expected and future expenditures, commodity prices, costs, schedules, production volumes, operating and financial results and expected impact of future commitments, are forward-looking statements. Some of the forward-looking statements may be identified by words like “expects,” “anticipates,” “plans,” “intends,” “believes,” “projects,” “indicates,” “could,” “vision,” “goal,” “target,” “objective” and similar expressions. These statements are not guarantees of future performance as they are based on current facts and assumptions and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements and readers are cautioned not to place undue reliance on them.

The risks, uncertainties and other factors that could influence actual results include but are not limited to changes in the general economic, market and business conditions; fluctuations in supply and demand for Suncor’s products; commodity prices and currency exchange rates; Suncor’s ability to respond to changing markets and to receive timely regulatory approvals; the successful and timely implementation of capital projects including growth projects (for example the Firebag in-situ development and Voyageur) and regulatory projects (for example, the clean fuels refinery modifications projects in Suncor’s downstream businesses); the accuracy of cost estimates, some of which are provided at the conceptual or other preliminary stage of projects and prior to commencement or conception of the detailed engineering needed to reduce the margin of error or increase the level of accuracy, the integrity and reliability of Suncor’s capital assets, the cumulative impact of other resource development, future environmental laws, the accuracy of Suncor’s reserve, resource and future production estimates and its success at exploration and development drilling and related activities, the maintenance of satisfactory relationships with unions, employee associations and joint venture partners; competitive actions of other companies, including increased competition from other oil and gas companies or from companies that provide alternative sources of energy; the uncertainties resulting from potential delays or changes in plans with respect to projects or capital expenditures; actions by governmental authorities including the imposition of taxes or changes to fees and royalties, changes in environmental and other regulations; the ability and willingness of parties with whom Suncor has material relationships to perform their obligations to Suncor; and the occurrence of unexpected events such as fires, blowouts, freeze-ups, equipment failures and other similar events affecting Suncor or other parties whose operations or assets directly or indirectly affect Suncor. The foregoing important factors are not exhaustive. Many of these risk factors are discussed in further detail throughout this Management’s Discussion and Analysis and in the company’s Annual Information Form/Form 40-F on file with Canadian Securities Commissions and the SEC. Readers are also referred to the risk factors described in other documents that Suncor files from time to time with securities regulatory authorities. Copies of these documents are available without charge from the company.